# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ENVIVA INC., CIK 0001592057
CUSIP: 29415B103
Title of class of securities: COMMON STOCK, PAR VALUE $0.001 PER SHARE
Address of issuer's principal executive offices: 7500 Old Georgetown Road, Suite 1400, Bethesda, Maryland (MD), 20814
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001833078

## Reporting persons
- ARENA CAPITAL ADVISORS, LLC - CA: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 7,039,657; shared voting power 0; sole dispositive power 7,039,657; shared dispositive power 0; aggregate amount beneficially owned 7,039,657 (9.01% of the class)
- ARENA SHORT DURATION HIGH YIELD FUND, LP - SERIES A: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 7,039,657; shared voting power 0; sole dispositive power 7,039,657; shared dispositive power 0; aggregate amount beneficially owned 7,039,657 (9.01% of the class)
- ARENA SHORT DURATION HIGH YIELD FUND, LP - SERIES B: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 7,039,657; shared voting power 0; sole dispositive power 7,039,657; shared dispositive power 0; aggregate amount beneficially owned 7,039,657 (9.01% of the class)
- ARENA SHORT DURATION HIGH YIELD FUND, LP - SERIES C: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 7,039,657; shared voting power 0; sole dispositive power 7,039,657; shared dispositive power 0; aggregate amount beneficially owned 7,039,657 (9.01% of the class)
- ARENA SHORT DURATION HIGH YIELD FUND, LP - SERIES D: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 7,039,657; shared voting power 0; sole dispositive power 7,039,657; shared dispositive power 0; aggregate amount beneficially owned 7,039,657 (9.01% of the class)
- ARENA SHORT DURATION HIGH YIELD FUND, LP - SERIES E: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 7,039,657; shared voting power 0; sole dispositive power 7,039,657; shared dispositive power 0; aggregate amount beneficially owned 7,039,657 (9.01% of the class)
- ARENA SHORT DURATION HIGH YIELD FUND, LP - SERIES F: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 7,039,657; shared voting power 0; sole dispositive power 7,039,657; shared dispositive power 0; aggregate amount beneficially owned 7,039,657 (9.01% of the class)
- ARENA SHORT DURATION HIGH YIELD FUND, LP - SERIES G: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 7,039,657; shared voting power 0; sole dispositive power 7,039,657; shared dispositive power 0; aggregate amount beneficially owned 7,039,657 (9.01% of the class)
- ARENA SHORT DURATION HIGH YIELD FUND, LP - SERIES H: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 7,039,657; shared voting power 0; sole dispositive power 7,039,657; shared dispositive power 0; aggregate amount beneficially owned 7,039,657 (9.01% of the class)
- ARENA VII, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 7,039,657; shared voting power 0; sole dispositive power 7,039,657; shared dispositive power 0; aggregate amount beneficially owned 7,039,657 (9.01% of the class)
- ARENA OPPORTUNITIES FUND, LP - SERIES 2: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 7,039,657; shared voting power 0; sole dispositive power 7,039,657; shared dispositive power 0; aggregate amount beneficially owned 7,039,657 (9.01% of the class)

## Item 1. Issuer
Name of issuer: ENVIVA INC.
Address of issuer's principal executive offices: 7500 Old Georgetown Road, Suite 1400, Bethesda MD 20814

## Item 2. Person Filing
Name of person filing:
ARENA CAPITAL ADVISORS, LLC - CA

ADDITIONAL REPORTING PERSONS:

ARENA SHORT DURATION HIGH YIELD FUND, LP - SERIES A
12121 WILSHIRE BLVD., SUITE 1010
LOS ANGELES, CA 90025

ARENA SHORT DURATION HIGH YIELD FUND, LP - SERIES B
12121 WILSHIRE BLVD., SUITE 1010
LOS ANGELES, CA 90025

ARENA SHORT DURATION HIGH YIELD FUND, LP - SERIES C
12121 WILSHIRE BLVD., SUITE 1010
LOS ANGELES, CA 90025

ARENA SHORT DURATION HIGH YIELD FUND, LP - SERIES D
12121 WILSHIRE BLVD., SUITE 1010
LOS ANGELES, CA 90025

ARENA SHORT DURATION HIGH YIELD FUND, LP - SERIES E
12121 WILSHIRE BLVD., SUITE 1010
LOS ANGELES, CA 90025

ARENA SHORT DURATION HIGH YIELD FUND, LP - SERIES F
12121 WILSHIRE BLVD., SUITE 1010
LOS ANGELES, CA 90025

ARENA SHORT DURATION HIGH YIELD FUND, LP - SERIES G
12121 WILSHIRE BLVD., SUITE 1010
LOS ANGELES, CA 90025

ARENA SHORT DURATION HIGH YIELD FUND, LP - SERIES H
12121 WILSHIRE BLVD., SUITE 1010
LOS ANGELES, CA 90025

ARENA VII, LLC
12121 WILSHIRE BLVD., SUITE 1010
LOS ANGELES, CA 90025

ARENA OPPORTUNITIES FUND, LP - SERIES 2
12121 WILSHIRE BLVD., SUITE 1010
LOS ANGELES, CA 90025
Address of principal business office or, if none, residence: 12121 WILSHIRE BLVD. STE 1010, LOS ANGELES, CA 90025
Citizenship: DELAWARE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 7,039,657
Percent of class: 9.01
Sole power to vote or to direct the vote: 7,039,657
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 7,039,657
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Members of group include private funds managed by Arena Capital Advisors, LLC, over which it has sole voting and dispositive power.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- ARENA CAPITAL ADVISORS, LLC - CA: /s/ SANIJE PERRETT, SANIJE PERRETT, MEMBER (02/04/2025)
- ARENA SHORT DURATION HIGH YIELD FUND, LP - SERIES A: /s/ SANIJE PERRETT, SANIJE PERRETT, PRESIDENT OF GENERAL PARTNER (02/04/2025)
- ARENA SHORT DURATION HIGH YIELD FUND, LP - SERIES B: /s/ SANIJE PERRETT, SANIJE PERRETT, PRESIDENT OF GENERAL PARTNER (02/04/2025)
- ARENA SHORT DURATION HIGH YIELD FUND, LP - SERIES C: /s/ SANIJE PERRETT, SANIJE PERRETT, PRESIDENT OF GENERAL PARTNER (02/04/2025)
- ARENA SHORT DURATION HIGH YIELD FUND, LP - SERIES D: /s/ SANIJE PERRETT, SANIJE PERRETT, PRESIDENT OF GENERAL PARTNER (02/04/2025)
- ARENA SHORT DURATION HIGH YIELD FUND, LP - SERIES E: /s/ SANIJE PERRETT, SANIJE PERRETT, PRESIDENT OF GENERAL PARTNER (02/04/2025)
- ARENA SHORT DURATION HIGH YIELD FUND, LP - SERIES F: /s/ SANIJE PERRETT, SANIJE PERRETT, PRESIDENT OF GENERAL PARTNER (02/04/2025)
- ARENA SHORT DURATION HIGH YIELD FUND, LP - SERIES G: /s/ SANIJE PERRETT, SANIJE PERRETT, PRESIDENT OF GENERAL PARTNER (02/04/2025)
- ARENA SHORT DURATION HIGH YIELD FUND, LP - SERIES H: /s/ SANIJE PERRETT, SANIJE PERRETT, PRESIDENT OF GENERAL PARTNER (02/04/2025)
- ARENA VII, LLC: /s/ SANIJE PERRETT, SANIJE PERRETT, PRESIDENT OF MEMBER (02/04/2025)
- ARENA OPPORTUNITIES FUND, LP - SERIES 2: /s/ SANIJE PERRETT, SANIJE PERRETT, PRESIDENT OF GENERAL PARTNER (02/04/2025)